Algonquin Power & Utilities Corp. Announces Dates for Second Quarter 2020 Financial Results and Conference Call

OAKVILLE, Ontario – July 20, 2020 – Algonquin Power & Utilities Corp. ("APUC") (TSX/NYSE: AQN) today announced plans to release its second quarter 2020 financial results on Thursday, August 13, 2020, after market close. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 14, 2020, hosted by Chief Executive Officer, Arun Banskota and Chief Financial Officer, David Bronicheski. Also in attendance on the call will be Chris Jarratt, Vice Chair and Senior Vice President and Deputy Chief Financial Officer, Arthur Kacprzak.
Conference call details are as follows:

Date:	Friday, August 14, 2020
Time:	10:00 a.m. ET
Conference Call Access:	Toll Free Canada/US	1-800-319-4610
	Toronto local	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20200814.html
Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until August 28, 2020)	Toll Free Canada/US	1-855-669-9658
	Vancouver local	1-604-674-8052
	Access code	4873
About Algonquin Power & Utilities Corp.
APUC is a diversified international generation, transmission and distribution utility with approximately $11 billion of total assets. Through its two business groups, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to approximately 805,000 connections in the United States and Canada, and is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.4 GW of incremental renewable energy capacity under construction.
APUC strives to deliver continuing growth through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500